Mail Stop 0309	November 9, 2004

Mr. J. William Freytag
Chief Executive Officer
Myogen, Inc.
7575 West 103rd Avenue, Suite 102
Westminster, Colorado 80021

Re:  	Myogen, Inc.
Registration Statement on Form S-3 filed October 29, 2004
File No. 333-120063

Dear Mr. Freytag:

	We have limited our review of the above referenced filing to only the matters addressed herein. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
1. We note that Item 14 of Part II of the registration statement indicates an allocation of $2.5 million for placement agent commissions. Please describe the circumstances of this payment to us and revise your plan of distribution accordingly. We may have further comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Please direct any questions to Sonia Barros at (202) 824-5304 or John Krug at (202) 942-2979.

         	               					Sincerely,



                 	          					Jeffrey
Riedler
                           					Assistant Director


cc:	James C.T. Linfield, Esq.
Brent D. Fassett, Esq.
Cooley Godward LLP
380 Interlocken Crescent, Suite 900
Broomfield, Colorado 80021-8023

Mr. J. William Freytag
November 9, 2004
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